Exhibit 99.4
CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100 AUSTIN, TEXAS 78729-1707 512-249-7000	306 WEST SEVENTH STREET, SUITE 302 FORT WORTH, TEXAS 76102-4987 817- 336-2461 www.cgaus.com	1000 LOUISIANA STREET, SUITE 625 HOUSTON, TEXAS 77002-5008 713-651-9944
January 22, 2015
Mr. Mark L. Pease
Breitburn Management Company, LLC
600 Travis Street, Suite 4800
Houston, Texas 77002

Re:
Reserve Evaluation
Breitburn Management Company, LLC Interests
Total Proved Reserves
Postle Area
As of December 31, 2014

Pursuant to the Guidelines of the
Securities and Exchange Commission for
Reporting Corporate Reserves and
Future Net Revenue

Dear Mr. Pease:

As requested, this report was prepared on January 22, 2015 for Breitburn Management Company, LLC (“Breitburn”) for the purpose of submitting our estimates of total proved reserves and forecasts of economics attributable to the subject interests. The reserves and future net revenue are to the interest of Breitburn Operating L.P. (“BOLP”). We evaluated 100% of Breitburn Postle area reserves, which are made up of oil properties in the Postle field in Texas County, Oklahoma and represent 11% of Breitburn’s total proved reserves. This report utilized an effective date of December 31, 2014, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the Securities and Exchange Commission (SEC). The results of this evaluation are presented in the accompanying tabulation, with a composite summary of the values presented below:

		Proved
		Developed	Proved	Total
		Producing	Undeveloped	Proved
Net Reserves
Oil	- Mbbl	12,709.5	16,164.7	28,874.2
Gas	- MMcf	3,999.2	5,822.9	9,822.1
NGL	- Mbbl	1,887.4	2,713.6	4,601.0
Revenue
Oil	- M$	1,121,110.6	1,425,900.3	2,547,011.0
Gas	- M$	18,109.1	26,366.9	44,476.0
NGL	- M$	113,245.8	162,813.9	276,059.7
Other	- M$	0.0	36,366.0	36,366.0
Severance Taxes	- M$	0.0	0.0	0.0
Ad Valorem Taxes	- M$	87,422.1	112,732.7	200,154.8
Operating Expenses	- M$	378,008.7	169,113.5	547,122.2
Other Deductions	- M$	122,833.7	118,002.9	240,836.6
Investments	- M$	132,835.2	370,440.3	503,275.6
Net Operating Income (BFIT)	- M$	531,366.0	881,157.7	1,412,523.5
Discounted at 10%	- M$	368,539.3	196,107.5	564,646.8

Breitburn Management Company, LLC Interests
Reserve Evaluation
January 22, 2015

    Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

The oil reserves include oil and condensate. Oil volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

0BHydrocarbon Pricing
The base SEC oil and gas prices calculated for December 31, 2014 were $94.99/bbl and $4.350/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil and gas prices are based upon WTI-Cushing and Henry Hub spot prices, respectively, as published by the EIA for January 1, 2014 through December 1, 2014.

The base prices shown above were adjusted for differentials on a per-property basis, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices for the SEC price case over the life of the proved properties was estimated to be $88.21 per barrel for oil and $4.528 per MCF for gas. All economic factors were held constant in accordance with SEC guidelines.

1BEconomic Parameters
Ownership was accepted as furnished and has not been independently confirmed. Oil and gas price differentials, gas shrinkage, ad valorem taxes, severance taxes and lease operating expenses were calculated and prepared by Breitburn and were reviewed by us for reasonableness. Capital costs for new development wells, production equipment and workovers were scheduled as provided by Breitburn. Capital costs were reviewed by us for reasonableness and compared to capital costs provided in previous years. Adjustments were made as necessary after a review with Breitburn. Lease operating expenses were either determined at the field or individual well level using averages calculated from historical lease operating statements. All economic parameters, including lease operating expenses and capital costs, were held constant (not escalated) throughout the life of these properties.

2BSEC Conformance and Regulations
The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in pages 3 and 4 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. Government policies and market conditions different from those employed in this report may cause (1) the total quantity of oil or gas to be recovered, (2) actual production rates, (3) prices received, or (4) operating and capital costs to vary from those presented in this report. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

Breitburn Management Company, LLC Interests
Reserve Evaluation
January 22, 2015

As requested, estimates of proved undeveloped reserves have only been included for properties that are economically producible at existing economic conditions. Each of these drilling locations proposed as part of Breitburn’s development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, Breitburn has indicated they have every intent to complete this development plan within the next five years where feasible in accordance with SEC guidelines. However, certain long-term proved undeveloped projects such as waterfloods and CO2 floods may require continuous investments for 30 or more years as forecasted herein. Furthermore, Breitburn has demonstrated that they have the proper company staffing, financial backing and prior development success to ensure this development plan will be fully executed.

3BReserve Estimation Methods
The methods employed in estimating reserves are described in page 2 of the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy.

Non-producing reserve estimates, for developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved undeveloped reserves for Breitburn properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

4BGeneral Discussion
An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. (“CG&A”) Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included.

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. This report has been prepared for BOLP’s use in filing with the Securities and Exchange Commission. This evaluation was supervised by Robert D. Ravnaas,

Breitburn Management Company, LLC Interests
Reserve Evaluation
January 22, 2015

President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #61304). We do not own an interest in the properties, Breitburn Management Company, LLC and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

The professional qualifications of the undersigned, the technical person primarily responsible for the preparation of this report, are included as an attachment to this letter.

Sincerely,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

/s/ Robert D. Ravanas        [SEAL]

Robert D. Ravnaas, P.E.
President